Tidal Trust III
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

August 22, 2025

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Mr. Greenspan:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 19, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the NovaTide Flexible Allocation ETF (the “Fund”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus – Performance of Similarly Managed Accounts

1.	Revise the third sentence of the last paragraph to make clear that the net performance being referenced is the performance of the Composite, and also ensure that the disclosure makes clear that the Composite’s performance has been adjusted to reflect the Fund’s fees.

Response: The Trust responds by making the requested revisions.

2.	In the performance table, revise the first column to just refer to “Composite – Gross of Fees” and “Composite – Net of Fees.” Also, reorder so “Composite – Net of Fees” comes first.

Response: The Trust responds by making the requested revisions.

3.	Explain supplementally why it’s appropriate to include year-to-date performance under applicable no-action relief.

Response: The Trust responds supplementally by stating that the Composite’s performance has been presented in accordance with the format prescribed by Form N-1A, which includes year-to-date performance as of the most recent quarter-end. The Trust is unaware of any prohibition against inclusion of this performance in applicable no-action relief.

4.	Confirm supplementally that the Fund has the records necessary to support the performance presentation.

Response: The Trust responds supplementally by confirming that records supporting the performance presentation are maintained with a record keeper for the Fund.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer
SVP of Legal Services
Tidal Investments LLC

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